Exhibit 99.116

LETTER OF CONSENT

Scott Wilson Roscoe Postle Associates Inc. (“Scott Wilson”) refers to the Registration Statement on Form 40-F of HudBay Minerals Inc. (“HudBay”) filed with the Securities and Exchange Commission and dated January 23, 2009 (including all exhibits, the “Registration Statement”).

We hereby consent to the use of the technical report of Scott Wilson entitled “Technical Report on the Lalor Lake Project, Snow Lake, Manitoba, Canada” dated September 19, 2008 (the “Technical Report”) and the extract from, or the summary of, the Technical Report contained in HudBay’s press release dated August 26, 2008 and to the appearance of our name in the Registration Statement.

Yours very truly,

SCOTT WILSON ROSCOE POSTLE ASSOCIATES INC.

/s/ Deborah A. McCombe
Per:	Deborah A. McCombe, P.Geo

Executive Vice President

Dated: January 22, 2009